TO: SECURITIES EXCHANGE COMMISSION

82-34

Santos Ltd
A.B.N. 80 007 550 923
Santos House
Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001
**Telephone: (08) 8218 5138**
**Facsimile: (08) 8218 5633**

RECEIVED
2004 MAY 13 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Santos**

04030035

| | |
|---|---|
| **To:** | **Company Announcements Office Australian Stock Exchange ltd** |
| **From:** | **Company Secretary** |
| **Date:** | **11 May, 2004** |
| **Subject:** | **Listing Rule 3.1.19A.2 : Appendix 3Y** |
| **No. of pages (incl. this one)** | **3** |

SUPPL

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dw 5/17

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity SANTOS LTD | |
| ABN 80 007 550 923 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Stephen Gerlach |
| Date of last notice | 5 May, 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Direct or indirect interest | Indirect |
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Registered Holder : S. Gerlach Pty Ltd<br>Relevant Interest : The Director is a shareholder and director of the Registered Holder. |
| Date of change | 10 May, 2004 |
| No. of securities held prior to change | 37,305 |
| Class | Fully Paid Ordinary Shares |
| Number acquired | 5,000 |
| Number disposed | N/A |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $6.424 per share |
| No. of securities held after change | 42,305 Fully Paid Ordinary Shares |
| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market purchase |

### Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Detail of contract | |

| | |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

TO: SECURITIES EXCHANGE COMMISSION



# Creating Value in E&P


Peter Was
Chief Financial Offi
Santos


11 May 20

Santo

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be effected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

# Creating value



Production growth
6-8%
Production grows
Reserves grow
EBITDA* growth ps and
ROCE* ≥ 10%
Margin grows
Replacement cost shrinks
Reserve replacement cost
≤ US$5.50


Santo

# Netback grows



Netback
(Cash margin per barrel)
A$/boe
30
25
20
15
10
5
0
96
97
98
99
00
01
02
03
04
05
06
07
08
Historical
00-03 prices
A$39 Tapis
Target


Santo

# Reserve replacement cost shrinks



F&D Costs (US$/boe)
20
16
12
8
4
0
1998
1999
2000
2001
2002
2003
Source: JS Herold and internal data


Santos

# Reserves grow



Reserve replacement ratio
(from extensions, discoveries and improvements)
500%
400%
300%
200%
100%
0%
2000
2001
2002
2003
Source: JS Herold and internal data

# Creating value in E&P



Santos half yearly operating cash flow ($ million)
600
500
400
300
200
100
I'94
I'95
I'96
I'97
I'98
I'99
I'00
I'01
I'02
I'03
12% CAGR

# Production Profile



(mmboe)
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
Cooper Basin
Onshore NT/QLD
Carnarvon Gas
Other Carnarvon Oil
Bayu Undan Liquids/LNG
Mutineer/Exeter
Southern Gas
Java Gas
Growth


Santo

# Production grows



Bayu Undan Liquids
Minerva
Mutineer-Exeter
John Brookes
Maleo
Bayu Undan
Casino
Oyong
03
04
05
06
FID/FEED
Development
Production


Santo